Exhibit 99.1

Pro Forma Information

The accompanying unaudited pro forma consolidated statements of operations of the Company for the year ended December 31, 2016 and the six months ended June 30, 2017 are presented as if the PCB business sale had occurred on January 1, 2016. The accompanying unaudited pro forma condensed consolidated balance sheet of the Company as of June 30, 2017 is presented as if the PCB business sale had occurred on June 30, 2017. The pro forma adjustments related to the PCB business sale do not reflect the final purchase price or final asset and liability balances of the PCB business. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. The unaudited pro forma financial information is not necessarily indicative of the results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

The historical consolidated financial information has been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are (1) directly attributable to the disposal, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma information does not reflect several changes the Company expects to realize after the PCB business sale, because the changes are not certain. The following is a brief description of the amounts recorded under each of the column headings in the unaudited pro forma consolidated statements of operations and balance sheet:

Camtek Ltd.
This column reflects the Company’s historical audited operating results for the year ended December 31, 2016 and the historical and unaudited operating results of continuing operations and financial condition as of and for the six months ended June 30, 2017 prior to any adjustment for the PCB business sale described above.

Disposal
This column reflects the elimination of the historical operating results of the PCB business for the year ended December 31, 2016 and the six months ended June 30, 2017 at the amounts that have been reflected in the Company’s condensed consolidated statements of operations for those periods. The disposal column on the unaudited pro forma condensed consolidated balance sheet as of June 30, 2017 reflects the value of assets and liabilities included in the PCB business as of that date.

Pro Forma Adjustments
This column on the unaudited pro forma condensed consolidated balance sheet reflects the pro forma effect of the receipt of cash consideration from the PCB business sale.

Camtek Ltd. and its Subsidiaries
Interim Pro Forma Unaudited Condensed Consolidated Balance Sheets

(In thousands)

		June 30, 2017
	Note	U.S. Dollars (in thousands)
		Camtek Ltd	Disposal	Pro Forma Adjustments	Pro Forma
Assets

Current assets
Cash and cash equivalents	1	27,122	-	32,000	59,122
Trade accounts receivable, net		21,371	-	-	21,371
Inventories		20,681	-	-	20,681
Due from affiliated companies		367	-	-	367
Other current assets		1,506	-	-	1,506
Current assets held for sale		27,030	(27,030)	-	-

Total current assets		98,077	(27,030)	32,000	103,047

Property, plant and equipment, net		15,618	-	-	15,618

Long term inventory		1,390	-	-	1,390
Deferred tax assets		9,543	-	-	9,543
Other assets, net		270	-	-	270
Intangible assets, net		474	-	-	474

		11,677	-	-	11,677

Total assets		125,372	(27,030)	32,000	130,342

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		12,515	-	-	12,515
Other current liabilities		29,308	-	-	29,308
Current liabilities held for sale		9,423	(9,423)	-	-

Total current liabilities		51,246	(9,423)	-	41,823

Long term liabilities
Liability for employee severance benefits		928	-	-	928
		928	-	-	928

Total liabilities		52,174	(9,423)	-	42,751

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2017;
37,490,367 issued shares at June 30, 2017;
35,397,991 shares outstanding at June 30, 2017;		148	-	-	148
Additional paid-in capital		76,874	-	-	76,874
Retained earnings (accumulated deficit)	2	(1,926)	-	14,393	12,467
		75,096	-	14,393	89,489
Treasury stock, at cost (2,092,376 as of June 30, 2017)		(1,898)	-	-	(1,898)

Total shareholders' equity		73,198	-	14,393	87,591

Total liabilities and shareholders' equity		125,372	(9,423)	14,393	130,342

Camtek Ltd. and its Subsidiaries

Interim Unaudited Pro Forma Condensed Consolidated Statements of Operations

(In thousands, except share data)

		Six months ended June 30, 2017
		Camtek Ltd	Disposals	Pro Forma Adjustments	Pro Forma
	Note	U.S. Dollars (in thousands)
Revenues		43,828	-	-	43,828
Cost of revenues		22,384	-	-	22,384

Gross profit		21,444	-	-	21,444

Research and development costs		6,852	-	-	6,852
Selling, general and
administrative expenses		11,159	-	-	11,159
Expenses from settlement		13,000	-	-	13,000
		31,011	-	-	31,011

Operating income (loss)		(9,567)	-	-	(9,567)

Financial expenses, net		(209)	-	-	(209)

Income (loss) before taxes		(9,776)	-	-	(9,776)

Income tax benefit (expense)		5,364	-	-	5,364

Net income (loss) from continuing operations	3	(4,412)	-	-	(4,412)

Basic net earnings	(0.12)	-	-	(0.12)

Diluted net earnings	(0.12)	-	-	(0.12)

Weighted average number of
ordinary shares outstanding:

Basic	35,359	35,359	35,359	35,359

Diluted	35,359	35,359	35,359	35,359

Camtek Ltd. and its Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations

(In thousands, except share data)

		Year ended December 31, 2016
		Camtek Ltd	Disposals	Pro Forma Adjustments	Pro Forma
	Note	U.S. Dollars (in thousands)
Revenues		109,523	30,295	-	79,228
Cost of revenues		60,607	18,800	-	41,807
Reorganization and impairment		4,931	-	-	4,931

Gross profit		43,985	11,495	-	32,490

Research and development costs		15,896	3,266	-	12,630
Selling, general and
administrative expenses		25,532	3,632	-	21,900
Reorganization and impairment		(4,059)	-	-	(4,059)
		37,369	6,898	-	30,471

Operating income		6,616	4,597	-	2,019

Financial expenses, net		(994)	(147)	-	(847)

Income before taxes		5,622	4,450	-	1,172

Income tax benefit (expense)		(888)	(585)	-	(303)

Net income		4,734	3,865	-	869

Basic net earnings	0.13	0.11	-	0.02

Diluted net earnings	0.13	0.11	-	0.02

Weighted average number of
ordinary shares outstanding:

Basic	35,348	35,348	35,348	35,348

Diluted	35,376	35,376	35,376	35,376

Camtek Ltd. and its Subsidiaries

Notes to Interim Unaudited Condensed Consolidated Financial Statements

Note 1 – Total Consideration

Included in Pro forma Statements
U.S. Dollars (in thousands)
Cash received upon closing	32,000
Contingent consideration*	-

* The contingent consideration was not considered probable of realization and was valued at $0.

Note 2 – Gain on Sale of PCB Business

Gain on Sale of PCB Business
U.S. Dollars (in thousands)
Total consideration	32,000
Total assets of PCB business	(27,030)
Total liabilities of PCB business	9,423

Net gain on sale of PCB business	14,393

Note 3 – Net Loss from Discontinued Operations

In the Interim Unaudited Condensed Consolidated Statements of Operations for the six-month period ended June 30, 2017 filed on Form 6-K on September 29, 2017, additional information was provided regarding the PCB business as the result of discontinued operations.

Six months ended June 30,
2017
U.S. dollars

Discontinued operations
Income from discontinued operations

Income before tax benefit	4,339
Income tax (expense)	(505)

Income from discontinued operation	3,834